November 28, 2005
Securities and Exchange Commission
Washington, D.C. 20549-7010
Subject: Response to Correspondence Dated November 14, 2005
Meadow Valley Corporation
Form 10-K for the fiscal year ended December 31, 2004
Filed March 31, 2005
File No. 0-25428
Dear Ms. Do:
     In response to your letter to us dated November 14, 2005, we have responded to the Staff’s comments using the same paragraph numbers contained in the Staff’s letter to us dated November 14, 2005.
Form 10-K for the year ended December 31, 2004
12. Income Taxes, page 37
     1. Listed below are our federal and state operating loss carryforwards remaining after being applied to the current period’s taxable income or loss as requested and will be disclosed in future filings.
     Net operating loss carryforward expiration schedule as of December 31, 2004:

Federal		State
Tax Year	Operating Loss	Tax Year	Operating Loss
Expiring	Carryforward	Expiring	Carryforward

2019	$3,374,750	2009	$410,000
2018	—	2008	1,016,000
2017	26,100	2007	9,000
2016	2,735,700	2006	1,185,000

		2005	930,000

Total	$6,136,550		$3,550,000

     2. Our contemplation of the deferred tax liability to offset our deferred tax assets to be recovered was based on the anticipated and estimated future taxable earnings. These were based on our best estimates available at that time, March 2005. We reserved approximately 50% of the net operating loss benefit as of December 31, 2004. This reserve was done in contemplation of our financial position at that time and our reasonable estimate of future taxable income. Subsequent to the year ended December 31, 2004 we have attained significant taxable income and believe that our estimates for the year ended December 31, 2004 were reasonably and accurately presented as of December 31, 2004.
     The Construction Services segment had experienced losses for the previous consecutive five years. While results of operations from the construction services segment were anticipated to improve

P.O. Box 60726 Phoenix, Arizona 85082-0726	Telephone: 602-437-5400 Fax: 602-437-1681

Securities and Exchange Commission
November 28, 2005

significantly in fiscal year 2005, we believed it was reasonable and prudent to reserve against the operating loss carryforward tax asset, especially since as of March 31, 2005, the construction services segment had a loss from operations. There was a net income in the construction services segment as of March 31, 2005, which was due to having received interest income and reimbursement of prior legal fees on a judgment award. Based upon our analysis and the best available information at that time, March 2005, we reserved approximately 50% of the deferred tax asset associated with the operating loss carryforward.
     In response to your citation of paragraph 21a of SFAS 109, which deals, “... with future reversals of existing taxable temporary differences...,” we note that our reserve was based upon our concern of prior net operating losses in our construction services segment and the ultimate realization of the benefit therein. We contemplated both our deferred tax asset and liability in our final estimation of the amounts presented on our audited financial statements as of December 31, 2004. While the deferred tax liability was recorded primarily in relation to the book versus tax depreciation difference there was no assurance, as of the date of our 10-K filing, that the reversal would generate sufficient taxable income to offset the operating loss carryforwards and the other deferred tax assets (inventory reserve, allowance for bad debt, vacation accruals, etc.) recorded.
     3. To address your concerns regarding the valuation allowance requires us to go back to the previous years to explain the cause for a lower than expected effective tax rate. Below is a table with the before tax book income from our form 10-Ks for the years December 31, 2000, 2001, 2002, 2003 and 2004, and the reported income tax expense or benefit. The effective federal and state statutory tax rate for each of the years and a variance from the statutory rate during each of those years is also shown.

						Total for
	2000	2001	2002	2003	2004	five years

Pretax Book Income (Loss)	(1,859,447)	(3,192,562)	936,770	162,381	890,443	(3,062,415)

Reported Tax Benefit (Expense)	284,861	668,631	(198,629)	(41,643)	(290,804)	422,416
Effective Tax Rate	15,32%	20.94%	21.20%	25.65%	32.66%	13.79%

Anticipated Statutory Rate(1)	37.50%	37.50%	37.50%	37.50%	36.00%
	697,293	1,197,211	(351,289)	(60.893)	(320,559)	1,161,762

Variance	(412,432)	(528,580)	152,660	19,250	29,755	(739,346)

(1) — Statutory Federal Rate of 34% and average effective state rates of 3.5% during the years 2000 through 2003 and 2.0% during 2004.
     As a result of the previous years effective tax rate being somewhat below the federal statutory rate we chose to true-up our deferred tax assets and liabilities during 2004, which resulted in no additional tax expense even though we increased our valuation allowance. If you disregard our balance sheet, then you are correct that a valuation allowance increase would increase our income tax expense during 2004. But since the deferred tax assets and liabilities are correct on the balance sheet as of December 31, 2004, increasing our tax expense on our Statement of Operations for the year ended December 31, 2004, would have made our balance sheet inaccurate.
     We believe that once we have fully utilized the operating loss carryforward, which we now anticipate utilizing during the year ending December 31, 2005, our effective tax rate will be in accordance with the federal statutory rate and the average effective state rates.
     4. The operating loss carryforward was reported net of the valuation allowance and therefore no valuation allowance was reported in the 2002 10-K. If we would have reported the operating loss carryforward and valuation allowance gross we would have reported an allowance of $132,122, but since we reported the operating loss carryforward and valuation allowance net we reported a zero balance. We

Securities and Exchange Commission
November 28, 2005

agree that we should have reported the valuation allowance and the operating loss carryforward at the gross amounts as of December 31, 2002 and in all subsequent filings. We have modified our disclosure for income taxes in our form 10-Q for the period ended September 30, 2005 to reflect the valuation allowance and the deferred tax asset arising from the net operating losses. We will continue to do so in future filings until the net operating loss carryforward is fully utilized which we anticipate to occur by December 31, 2005.
     We trust that the responses provided herein satisfactorily address your comments. We acknowledge that the company is: a) responsible for the adequacy and accuracy of the disclosures in our filings; b) that our responses to the Staff comments or changes in our disclosures do not foreclose the Commission from taking any action with respect to the filing, and; c) that the company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Sincerely,
MEADOW VALLEY CORPORATION

Clint L. Tryon
Principal Accounting Officer